24/10158

THE OTTO LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

Andrew M. Stolowitz
astolowitz@ottolaw.com

November 16, 2006

VIA FEDERAL EXPRESS

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
WASH. D.C. 186 SECTION

Re: Skillstorm Online Learning, Inc. Form 1-A

To Whom It May Concern,

On behalf on Skillstorm Online Learning, Inc., a Washington corporation (the "Company"), please find seven (7) copies, including the original, of the Company's Form 1-A, Offering Circular and Exhibits.

If you wish to discuss any issues regarding this matter, please feel free to contact myself or Todd VanSiclen at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC

Andrew M. Stolowitz